Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 (415) 733-6000

June 30, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Li Xiao
Vanessa Robertson
Arzhang Navai
Joe McCann

Re:	Vascular Biogenics Ltd.
Registration Statement on Form S-4
Filed May 11, 2023
File No. 333-271826

Ladies and Gentlemen:

This letter is submitted on behalf of Vascular Biogenics Ltd. (“VBL”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to VBL’s Registration Statement on Form S-4 (File No: 333-271826), initially filed on May 11, 2023 (the “Registration Statement”), as set forth in the Staff’s letter dated June 15, 2023 (the “Comment Letter”). VBL is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-4

Summary, page 1

1.	With references to disclosures on pages 170 and 173, please revise the Summary disclosure on page 1 regarding VB-601 to explain that VBL’s goal is to monetize this asset prior to or concurrent with the Merger and that VBL does not anticipate further development of this asset if the Merger is completed.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 1 of Amendment No. 1 to reflect the Staff’s comment. VBL has also updated the disclosure regarding VB-601 throughout Amendment No. 1 (see, e.g., pages 18, 113 and 163).

U.S. Securities and Exchange Commission

June 30, 2023

2.	Please revise the Summary discussion to provide context and balance to the discussion of the Predictive Precision Medicines Platform (PPMP). To the extent you highlight the predictive capabilities of the platform and Notable’s belief that it can deliver a drug product’s medical impact and commercial value “faster, higher, and with a greater likelihood of success,” please also explain and highlight that Notable has limited experience in drug discovery and development and that the platform may never result in the regulatory approval of a drug candidate or do so with greater speed, value or success.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 1 of Amendment No. 1 to reflect the Staff’s comment.

3.	Further to the above comment, please revise the Summary and the Business section to explain that evidence of clinical activity and/or clinical response does not mean that the product candidate has or will demonstrate clinical efficacy or that it will prove to be safe as required to receive regulatory approval.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 195 of Amendment No. 1 to reflect the Staff’s comment.

The pre-Merger net operating loss carryforwards..., page 93

4.	Please revise the last sentence of the risk factor to quantify the loss carryforwards.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 93 of Amendment No. 1 to reflect the loss carryforwards of VBL and Notable as of December 31, 2022 in response to the Staff’s comment. VBL has also updated the disclosure on page 220 of Amendment No. 1 in response to the Staff’s comment.

U.S. Federal Income Taxation of U.S. Holders of VBL Securities, page 165

5.	Please revise to indicate that the disclosure in this section concerning the tax consequences to VBL holders constitutes the opinion of tax counsel and also file the opinion as an exhibit to the registration statement. Also, have counsel opine on whether VBL is or has been a PFIC in prior tax years. Refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 166 of Amendment No. 1 to reflect the Staff’s comment and has filed the opinion of Goodwin Procter LLP as Exhibit 8.1 accordingly. VBL respectfully advises the Staff that counsel cannot opine on the status of any entity under the PFIC rules and has updated the disclosure on pages 44 and 168 of Amendment No. 1 accordingly.

6.	We note statements that shareholders should “rely solely” upon their tax advisors regarding certain tax consequences. Please remove these disclaimers. In this regard, investors are entitled to rely on the opinion expressed by counsel. Refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages 164-168 and 170 of Amendment No. 1 to reflect the Staff’s comment.

Predictive Precision Medicines Platform (PPMP), page 190

7.	Please revise to discuss the development history of the platform. For instance, discuss whether it was developed internally and whether current employees were responsible for such development. Clarify whether the platform is fully developed.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 191 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

June 30, 2023

8.	Revise to clarify whether the predicted response is binary (i.e., predicted responder or predicted non-responder).

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 191 of Amendment No. 1 to reflect the Staff’s comment.

9.	Discuss how the data repository was built and how it grows. For instance, explain whether lines of data are added through third-party data sets or libraries.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 192 of Amendment No. 1 to reflect the Staff’s comment.

Clinical Validation, page 191

10.	Please revise to clarify whether the patients referenced in each of the four studies were administered FDA approved drug treatments for the condition or whether they were administered drug candidates pursuant to active INDs. Disclose the dates for these studies. Clarify how clinical response was measured and, if applicable, whether patients were cured of the disease.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure with respect to each study on pages 193-194 of Amendment No. 1 to reflect the Staff’s comment.

Complementary and Companion Diagnostics, page 193

11.	Please revise to clarify your current plans with respect to seeking or not seeking FDA approval for the PPMP. In this regard, the graphic on page 195 depicting the clinical development path for Volasertib appears to indicate that you will file a companion diagnostics (CD) application and seek FDA approval for the diagnostic. In contrast, your disclosure on page 60 indicates that it is too early to make such a determination.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages 60 and 196 of Amendment No. 1 to reflect the Staff’s comment.

Volasertib, page 193

12.	Disclose whether Notable has filed an IND relating to the Phase 2b trial that it expects to initiate in the fourth quarter.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 196 of Amendment No. 1 to reflect the Staff’s comment.

13.	Please revise to present the clinical safety and toxicity results for the past clinical trials where Volasertib was administered or advise. Also, reconcile your disclosure concerning these trials with the disclosure on page 54 indicating that Volasertib has not yet been administered in patients.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages 194-195 of Amendment No. 1 to reflect the Staff’s comment.

14.	Please revise to explain the term “ex vivo avatar trial.”

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 195 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

June 30, 2023

15.	We refer to the graphic and chart presented at the top of page 195. Please revise to clarify/highlight that the graphic and chart do not reflect actual results from patient testing.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the introductory disclosure on page 195 to the chart on page 196 of Amendment No. 1 to reflect the Staff’s comment.

Liquidity and Capital Resources, page 221

16.	We note your disclosure that Notable anticipates that its expenses will increase substantially in 2023 as it advances the clinical development of Volasertib and Fosciclopirox. We also note the disclosure concerning substantial doubt about the ability of the combined company to continue as a going concern. Please revise to disclose how the funds available to the post-combination company will be allocated. In particular, discuss whether there is funding available to complete the planned Phase 2a AML trial for the Volasertib candidate and whether you presently have funds to conduct ongoing and/or future trials involving Fosciclopirox. Clarify whether the funding is sufficient to operate the business for twelve months following the closing of the merger.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 223 of Amendment No. 1 to reflect the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information Note 3. Pro Forma Adjustments Unaudited Pro Forma Condensed Combined Balance Sheet – As of December 31, 2022, page 254

17.	We note that one of the closing conditions is that the expected aggregate net cash proceeds from the Notable Pre-Closing Financing must be greater than $5,000,000 after deducting all unpaid Transaction Costs applicable to and incurred by Notable, or for which Notable is liable. Therefore, for Note D adjustment (e), either revise to adjust the $6.3 million transaction costs against cash and cash equivalent rather than accrued expenses and other current liabilities or expand your disclosure in Note D adjustment (b) to clarify that the estimated transaction costs are included as an adjustment to the accrued liabilities line item.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 257 of Amendment No. 1 to reflect the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statement of Operations - For The Year Ended December 31, 2022, page 254

18.	Please revise to provide a table showing the components of all equity shares included for the pro forma EPS calculation. Also disclose the equity shares excluded from that table (e.g. stock options, warrants, and etc.) In your revised disclosure, please clarify how you have treated the pre-funded warrants and restricted stock units, and their respective shares if included, in the EPS share calculation.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 258 of Amendment No. 1 to reflect the Staff’s comment. VBL has also included such disclosure under “Unaudited Pro Forma Condensed Combined Statement of Operations – For The Three Months Ended March 31, 2023” on page 257 of Amendment No. 1.

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U.S. Securities and Exchange Commission

June 30, 2023

If you should have any questions or comments with respect to the foregoing, please contact me at (415) 733-6134 or via e-mail at msarrazin@goodwinlaw.com.

Very truly yours,

/s/ Marianne Sarrazin
Marianne Sarrazin

Cc:	Sam Backenroth, Vascular Biogenics Ltd.
Thomas Bock, Notable Labs, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Andrew H. Goodman, Goodwin Procter LLP
Tevia K. Pollard, Goodwin Procter LLP
Evan Kipperman, Wiggin and Dana LLP
Michael Grundei, Wiggin and Dana LLP
Elishama Rudolph, Wiggin and Dana LLP
Yuval Horn, Horn & Co. – Law Offices
Shimrit Roznek, Horn & Co. – Law Offices